04020682

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

MAR 22 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC. (Exact Name of Registrant as Specified in Charter)	1269518 ~~0001265948~~ (Registrant CIK Number)
Form 8-K for March 22, 2004 (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	333-110343 (SEC File Number, if Available)

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5523866v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on March 22, 2004.

CWALT, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-6CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-6CB

Countrywide Home Loans
Series 2004-6CB

Marketing Materials

$439,008,000 (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWALT, Inc.
Depositor

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: February 19, 2004***

Countrywide Home Loans, Series 2004-6CB

$439,008,000 (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class(1,3)	Principal Amount (Approx.) (1)	WAL (Yrs) Call/Maturity (2)	Pmt Window (Mths) Call/Maturity (2)	Tranche Type	Expected Ratings S&P/Moody's
A	$421,449,000	3.33/3.60	1-97/1-218	Floating Rate Senior	AAA/Aaa
M-1	$8,999,000	5.46/5.75	37-97/37-131	Floating Rate Mez	AA/Aa2
M-2	$5,707,000	5.35/5.38	37-97/37-107	Floating Rate Mez	A/A2
M-3	$2,853,000	4.28/4.28	37-75/37-75	Floating Rate Mez	BBB/Baa2
Total	**$439,008,000**				

(1) *The Class A, Class M-1, Class M-2 and Class M-3 Certificates are backed by cash flow from the underlying Mortgage Loans. The principal balance of each Class of Offered Certificates is subject to a 5% variance.*

(2) *The WAL and Payment Windows are shown to the Optional Termination Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Offered Certificates will accrue interest at a variable rate. The margin on the Class A Certificates will double and the margin on the Class M-1, Class M-2 and Class M-3 Certificates will be equal to 1.5x the original margin beginning on the Distribution Date following the Optional Termination Date.*

Depositor: CWALT, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies: Moody's and S&P will rate the Certificates.

Statistical Cut-off Date: February 1, 2004.

Cut-off Date: March 1, 2004.

Expected Pricing Date: On or about February 20, 2004.

Closing Date: On or about March 25, 2004.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in April 2004.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Certificates:	The "***Senior Certificates***" will consist of the Class A Certificates. The Class M-1, Class M-2 and Class M-3 Certificates will be referred to herein as the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***." The Offered Certificates are being offered publicly.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the 25th day of the prior calendar month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month of such Distribution Date (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes.
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans and other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA Treatment:	The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Optional Termination: The terms of the transaction allow for a termination of the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced on the following prepayment assumptions:

100% PPC - 5% - 25% CPR over 12 Months

Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $439,008,372, which will consist of a pool of hybrid, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 36, 60, 84 or 120 months after the date of origination of each mortgage loan ("***Hybrid ARM Loans***" or the "***Mortgage Loans***").

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Available Distribution Amount: With respect to any Distribution Date, an amount equal to the sum of the following amounts, net of amounts reimbursable therefrom to the master servicer:

1) Scheduled payments on the Mortgage Loans, after deduction of the master servicing fees and premiums in respect of lender paid mortgage insurance together with any advances with respect to the Mortgage Loans;
2) Unscheduled payments, including mortgagor prepayments in part on the Mortgage Loans, insurance proceeds, liquidation proceeds and subsequent recoveries, and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the preceding calendar month, or with respect to prepayments in full, the period beginning with the 16th day of the prior calendar month (or, in the case of the first Distribution Date, the Cut-off Date) and ending on the 15th day of the month of such Distribution Date; and

Pass-Through Rate: The "***Pass-Through Rate***" for each Class of Offered Certificates will be equal to the lesser of (a) One Month LIBOR plus the related margin and (b) the Net WAC Cap Rate.

Net WAC Cap Rate: The "***Net WAC Cap Rate***" will be a rate equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans.

Weighted Average Maximum Net Mortgage Rate: The "***Weighted Average Maximum Net Mortgage Rate***" will be the weighted average of the Maximum Net Mortgage Rates of the Mortgage Loans.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Net Mortgage Rate:	The "***Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of the master servicing fee rate, trustee fee rate and any lender paid mortgage insurance premiums, if any.
Maximum Net Mortgage Rate:	The "***Maximum Net Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan less the master servicing fee rate, trustee fee rate and any lender paid mortgage insurance premiums, if any.
Basis Risk Shortfall Carry-forward Amount:	If on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Cap Rate, the "***Basis Risk Shortfall Carry-forward Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on One Month LIBOR plus the related margin (but no greater than the Weighted Average Maximum Net Mortgage Rate) over (b) the amount of interest accrued on such Class based on the Net WAC Cap Rate and (ii) the unpaid portion of any Basis Risk Shortfall Carry-forward Amount from the prior Distribution Date together with accrued interest on such unpaid portion at a rate equal to One Month LIBOR plus the related margin (but no greater than the Weighted Average Maximum Net Mortgage Rate). Any Basis Risk Shortfall Carry-forward Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available, first from funds received from the Yield Maintenance Agreement and then from any remaining Excess Cashflow as described under "Priority of Distributions".

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into a "***Yield Maintenance Agreement***" to make payments in respect of any Basis Risk Shortfall Carry-forward Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from April 2004 to February 2009. The notional balance of the Yield Maintenance Agreement and the strike rates are in the table below. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.40%. The Yield Maintenance Agreement will terminate after the Distribution Date in February 2009 and is payable on a 30/360 basis.

Yield Maintenance Agreement Schedule

Period	Notional ($)	Strike (%)	Period	Notional ($)	Strike (%)
1	439,008,000.00	5.08906	31	234,088,780.74	5.09154
2	436,203,760.71	5.08928	32	228,506,408.92	5.09154
3	432,702,038.44	5.08951	33	223,056,289.76	5.09154
4	428,505,632.94	5.08975	34	217,735,290.12	5.09154
5	423,620,612.07	5.08999	35	212,540,351.08	5.65538
6	418,056,368.86	5.09023	36	207,405,125.32	5.65511
7	411,825,655.66	5.09048	37	202,392,707.54	5.65484
8	403,687,921.91	5.09074	38	197,500,167.52	5.65456
9	395,896,502.59	5.09100	39	192,724,644.83	5.65428
10	387,776,482.86	5.09126	40	188,063,347.17	5.65400
11	379,074,408.74	5.09154	41	183,513,548.78	5.65372
12	370,057,183.43	5.09154	42	179,072,588.81	5.65344
13	361,253,584.26	5.09154	43	174,737,869.80	5.65315
14	352,658,550.33	5.09154	44	170,506,856.17	5.65286
15	344,267,140.63	5.09154	45	166,377,072.76	5.65257
16	336,074,531.21	5.09154	46	162,346,103.35	5.65228
17	328,076,012.39	5.09154	47	158,411,589.32	6.21045
18	320,266,986.09	5.09154	48	154,585,867.28	6.20991
19	312,642,963.13	5.09154	49	150,851,379.48	6.20936
20	305,199,560.68	5.09154	50	147,205,954.64	6.20881
21	297,932,499.77	5.09154	51	143,647,473.09	6.20826
22	290,837,602.76	5.09154	52	140,173,865.54	6.20770
23	283,910,791.00	5.09154	53	136,783,111.86	6.20713
24	277,148,082.47	5.09154	54	133,473,239.96	6.20657
25	270,545,589.47	5.09154	55	130,242,324.59	6.20599
26	264,099,516.41	5.09154	56	127,088,486.28	6.20542
27	257,806,157.61	5.09154	57	124,009,890.24	6.20484
28	251,661,895.18	5.09154	58	121,004,745.27	6.20425
29	245,663,196.94	5.09154	59	118,071,302.75	6.76677
30	239,806,614.40	5.09154			

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the Available Distribution Amount remaining after making the distributions described in priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to zero. To the extent the Overcollateralization Amount is below the Required Overcollateralization Amount, Excess Cashflow will be directed to increase the Overcollateralization Amount until the Required Overcollateralization Amount is reached as described under "Priority of Distributions".

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Required Overcollateralization Amount:

On or prior to the Distribution Date occurring in September 2004, the "***Required Overcollateralization Amount***" is equal to zero. Beginning on the Distribution Date in October 2004, the Required Overcollateralization Amount is equal to 0.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Stepdown Date:

The earlier to occur of
- (i) the Distribution Date on which the certificate principal balance of the Senior Certificates has been reduced to zero and
- (ii) the later to occur of
  - (x) the Distribution Date occurring in April 2007 and
  - (y) the first Distribution Date on which the Senior Enhancement Percentage is equal to or greater than [8.35]%.

The Stepdown Date is subject to change and final Rating Agency approval.

Senior Enhancement Percentage:

The "***Senior Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Mezzanine Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentages:

Class	Initial Credit Enhancement Percentage	Expected Credit Enhancement Percentage On or After Stepdown Date
A	4.00%	8.70%
M-1	1.95%	4.60%
M-2	0.65%	2.00%
M-3	0.00%	0.70%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 3 month average 60+ delinquency percentage equals or exceeds [45.00]% of the current Senior Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
April 2007 – March 2008	[0.75%] with respect to April 2007, plus 1/12 of [0.25%]
April 2008 – March 2009	[1.00%] with respect to April 2008, plus 1/12 of [0.25%]
April 2009 – March 2010	[1.25%] with respect to April 2009 , plus 1/12 of [0.25%]
April 2010 and thereafter	[1.50%]

All Trigger Events are subject to change and final Rating Agency approval.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Realized Losses: Any "***Realized Losses***" on the Mortgage Loans will be allocated as follows: *first*, to Excess Cashflow, *second*, to reduce the Overcollateralization Amount to zero, *third*, to the Class M-3, Class M-2 and Class M-1 Certificates in that order, in each case until the respective certificate principal balance of such Class has been reduced to zero.

Priority of Distributions: The Available Distribution Amount will be distributed as follows:

1) Accrued certificate interest plus any previously unpaid interest, first, to the Senior Certificates, second to the Class M-1 Certificates, third to the Class M-2 Certificates and fourth, to the Class M-3 Certificates.

2) Principal to the Offered Certificates as follows: in each case as described under "Principal Paydown", first monthly principal to the Class A Certificates, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates and fourth, monthly principal to the Class M-3 Certificates.

3) Excess Cashflow as follows, in the following order and priority:
   i) To pay the holders of the Offered Certificates, any Realized Loss incurred on the Mortgage Loans for the preceding calendar month in the order of priority described under 2) above;
   ii) As principal to the Offered Certificates in order to increase the Overcollateralization Amount, until the Required Overcollateralization Amount is reached, if necessary, in the order of priority described under 2) above;
   iii) To pay the holders of the Offered Certificates, pro rata, based on accrued interest otherwise due thereon, any interest shortfalls allocated thereto from prior Distribution Dates together with interest thereon;
   iv) The principal portion of any Realized Loss allocated to such Class of Offered Certificates on prior Distribution Dates and not previously reimbursed, first, to the Senior Certificates, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order;
   v) After taking into account any distributions made from the Yield Maintenance Agreement, as described under "Yield Maintenance Agreement Distribution", to pay any Basis Risk Shortfall Carry-forward Amount, first to the Senior Certificates, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order.
   vi) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Yield Maintenance Agreement Distribution: Any proceeds from the Yield Maintenance Agreement will be distributed as follows:

1) To pay any related Basis Risk Shortfall Carry-forward Amount with respect to the Offered Certificates, *pro rata,* based on aggregate certificate principal balance;
2) Any remaining proceeds from the Yield Maintenance Agreement to pay any Basis Risk Shortfall Carry-forward Amount, first to the Senior Certificates, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order.
3) Any remaining proceeds from the Yield Maintenance Agreement to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

Principal Paydown: Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates and third, to the Class M-3 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, such that the Senior Certificates will have at least [8.70]% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [4.60]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [2.00]% credit enhancement and fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [0.70]% credit enhancement (subject, in each case, to the Required Overcollateralization Amount as described in the prospectus supplement).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Effective Available Funds Cap

Period	Effective Available Funds Cap (1)	Period	Effective Available Funds Cap (1)	Period	Effective Available Funds Cap (1)
1	5.09%	34	9.37%	67	9.49%
2	9.40%	35	9.37%	68	9.49%
3	9.40%	36	9.37%	69	9.49%
4	9.40%	37	9.37%	70	9.49%
5	9.40%	38	9.37%	71	9.49%
6	9.40%	39	9.37%	72	9.50%
7	9.40%	40	9.37%	73	9.50%
8	9.39%	41	9.37%	74	9.49%
9	9.38%	42	9.37%	75	9.49%
10	9.38%	43	9.37%	76	9.49%
11	9.38%	44	9.37%	77	9.49%
12	9.38%	45	9.37%	78	9.49%
13	9.38%	46	9.36%	79	9.49%
14	9.38%	47	9.37%	80	9.49%
15	9.38%	48	9.37%	81	9.49%
16	9.38%	49	9.37%	82	9.49%
17	9.38%	50	9.37%	83	9.49%
18	9.38%	51	9.37%	84	10.14%
19	9.38%	52	9.37%	85	10.14%
20	9.38%	53	9.36%	86	10.14%
21	9.38%	54	9.36%	87	10.14%
22	9.38%	55	9.36%	88	10.14%
23	9.38%	56	9.36%	89	10.14%
24	9.38%	57	9.36%	90	10.14%
25	9.38%	58	9.36%	91	10.14%
26	9.38%	59	9.37%	92	10.14%
27	9.37%	60	9.49%	93	10.14%
28	9.37%	61	9.49%	94	10.14%
29	9.37%	62	9.49%	95	10.14%
30	9.37%	63	9.49%	96	10.14%
31	9.37%	64	9.49%	97	10.14%
32	9.37%	65	9.49%		
33	9.37%	66	9.49%		

(1) The Effective Net WAC Cap Rate is calculated assuming One Month LIBOR and One Year LIBOR are 20.00% and is run at the Pricing Prepayment Speed to the Optional Termination Date (on a 30/360 basis). Includes proceeds from the Yield Maintenance Agreement as applicable. The Offered Certificates are not entitled to receive amounts accrued at a rate higher than the Weighted Average Maximum Net Mortgage Rate.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class A Certificates to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	6.25	4.38	3.33	2.21	1.61
MDUR (yr) @ 100-00	5.81	4.16	3.20	2.14	1.57
Principal Window Begin	04/25/04	04/25/04	04/25/04	04/25/04	04/25/04
Principal Window End	03/25/19	11/25/14	04/25/12	06/25/09	12/25/07

Class A Certificates to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	6.66	4.72	3.60	2.38	1.73
MDUR (yr) @ 100-00	6.13	4.44	3.43	2.30	1.68
Principal Window Begin	04/25/04	04/25/04	04/25/04	04/25/04	04/25/04
Principal Window End	11/25/31	02/25/27	05/25/22	02/25/16	08/25/12

Class M-1 Certificates to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	10.26	7.21	5.46	3.88	3.39
MDUR (yr) @ 100-00	9.26	6.69	5.15	3.72	3.26
Principal Window Begin	08/25/09	11/25/07	04/25/07	04/25/07	05/25/07
Principal Window End	03/25/19	11/25/14	04/25/12	06/25/09	12/25/07

Class M-1 Certificates to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	10.73	7.57	5.75	4.06	3.51
MDUR (yr) @ 100-00	9.62	6.99	5.40	3.89	3.38
Principal Window Begin	08/25/09	11/25/07	04/25/07	04/25/07	05/25/07
Principal Window End	10/25/23	07/25/18	02/25/15	04/25/11	03/25/09

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-2 Certificates to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	10.06	7.06	5.35	3.77	3.24
MDUR (yr) @ 100-00	8.83	6.41	4.96	3.57	3.10
Principal Window Begin	08/25/09	11/25/07	04/25/07	04/25/07	04/25/07
Principal Window End	03/25/19	11/25/14	04/25/12	06/25/09	12/25/07

Class M-2 Certificates to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	10.12	7.10	5.38	3.80	3.26
MDUR (yr) @ 100-00	8.87	6.45	4.99	3.59	3.11
Principal Window Begin	08/25/09	11/25/07	04/25/07	04/25/07	04/25/07
Principal Window End	08/25/20	12/25/15	02/25/13	01/25/10	04/25/08

Class M-3 Certificates to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	8.11	5.65	4.28	3.24	3.08
MDUR (yr) @ 100-00	7.10	5.12	3.96	3.05	2.91
Principal Window Begin	08/25/09	11/25/07	04/25/07	04/25/07	04/25/07
Principal Window End	01/25/16	07/25/12	06/25/10	04/25/08	04/25/07

Class M-3 Certificates to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	8.11	5.65	4.28	3.24	3.08
MDUR (yr) @ 100-00	7.10	5.12	3.96	3.05	2.91
Principal Window Begin	08/25/09	11/25/07	04/25/07	04/25/07	04/25/07
Principal Window End	01/25/16	07/25/12	06/25/10	04/25/08	04/25/07

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Countrywide Home Loans
Series 2004-6CB
Hybrid ARM Mortgage Loans
Preliminary Collateral Information
As of February 1, 2004

TOTAL CURRENT BALANCE:	$439,008,372					
TOTAL ORIGINAL BALANCE:	$439,072,526					
NUMBER OF LOANS:	2,156					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$203,621.69		$28,356.22		$620,000.00	
AVG ORIGINAL AMOUNT:	$203,651.45		$29,000.00		$620,000.00	
WAVG GROSS COUPON:	5.358	%	3.250	%	7.750	%
WAVG COUPON NET LPMI:	5.339	%	3.250	%	7.280	%
WAVG GROSS MARGIN:	2.294	%	2.250	%	3.875	%
WAVG MAX INT RATE:	10.646	%	9.000	%	13.250	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	4.137	%	2.000	%	5.000	%
WAVG ORIGINAL LTV:	79.26	%	13.86	%	95.00	%
WAVG CLTV:	87.17	%	0.00	%	100.31	%
WAVG FICO SCORE:	712		563		825	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	360	months	353	months	360	months
WAVG SEASONING:	0	months	0	months	7	months
WAVG NEXT RATE RESET:	58	months	33	months	120	months
WAVG RATE ADJ FREQ:	12	months	12	months	12	months
WAVG FIRST RATE ADJ FREQ:	58	months	36	months	120	months

TOP STATE CONC ($):	39.28 % California, 12.27 % Florida, 5.55 % Georgia
TOP AMORTIZATION CONC ($):	99.74 % Interest Only, 0.26 % Fully Amortizing
MAXIMUM ZIP CODE CONC ($):	1.37 % 32550

NOTE DATE:	Jan 15, 2003	Feb 09, 2004
FIRST PAY DATE:	Aug 01, 2003	Apr 01, 2004
RATE CHG DATE:	Nov 01, 2006	Mar 01, 2014
MATURE DATE:	Jul 01, 2033	Mar 01, 2034

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 LIBOR ARM IO	63	12,741,349.20	2.90
3/1 LIBOR ARM IO	615	125,296,114.35	28.54
5/1 LIBOR ARM	5	842,059.55	0.19
5/1 LIBOR ARM IO	1,192	242,911,898.35	55.33
7/1 LIBOR ARM	2	315,299.54	0.07
7/1 LIBOR ARM IO	279	56,901,651.22	12.96
Total	2,156	439,008,372.21	100.00

ORIG BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 100,000	172	13,935,663.85	3.17
100,001 - 150,000	441	55,881,659.26	12.73
150,001 - 200,000	485	84,822,496.66	19.32
200,001 - 250,000	445	100,761,422.27	22.95
250,001 - 300,000	354	97,527,009.13	22.22
300,001 - 350,000	222	70,396,421.04	16.04
350,001 - 400,000	20	7,648,000.00	1.74
400,001 - 450,000	6	2,549,200.00	0.58
450,001 - 500,000	8	3,788,500.00	0.86
500,001 - 550,000	1	507,500.00	0.12
550,001 - 600,000	1	570,500.00	0.13
600,001 - 620,000	1	620,000.00	0.14
Total	2,156	439,008,372.21	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 100,000	172	13,935,663.85	3.17
100,001 - 150,000	441	55,881,659.26	12.73
150,001 - 200,000	485	84,822,496.66	19.32
200,001 - 250,000	445	100,761,422.27	22.95
250,001 - 300,000	355	97,825,784.13	22.28
300,001 - 350,000	221	70,097,646.04	15.97
350,001 - 400,000	20	7,648,000.00	1.74
400,001 - 450,000	6	2,549,200.00	0.58
450,001 - 500,000	8	3,788,500.00	0.86
500,001 - 550,000	1	507,500.00	0.12
550,001 - 600,000	1	570,500.00	0.13
600,001 - 620,000	1	620,000.00	0.14
Total	2,156	439,008,372.21	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	2,156	439,008,372.21	100.00
Total	2,156	439,008,372.21	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.25000 - 3.25000	3	750,400.00	0.17
3.25001 - 3.50000	11	2,395,528.50	0.55
3.50001 - 3.75000	9	2,046,584.00	0.47
3.75001 - 4.00000	59	11,238,273.67	2.56
4.00001 - 4.25000	65	12,575,929.09	2.86
4.25001 - 4.50000	114	22,854,045.14	5.21
4.50001 - 4.75000	161	33,993,353.17	7.74
4.75001 - 5.00000	255	54,857,670.05	12.50
5.00001 - 5.25000	306	61,889,964.48	14.10
5.25001 - 5.50000	370	75,325,815.63	17.16
5.50001 - 5.75000	319	64,185,415.30	14.62
5.75001 - 6.00000	189	38,531,733.56	8.78
6.00001 - 6.25000	100	19,934,794.68	4.54
6.25001 - 6.50000	107	20,907,276.30	4.76
6.50001 - 6.75000	43	8,084,184.50	1.84
6.75001 - 7.00000	25	5,107,754.14	1.16
7.00001 - 7.25000	19	4,092,950.00	0.93
7.50001 - 7.75000	1	236,700.00	0.05
Total	2,156	439,008,372.21	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 55.00	71	12,417,213.62	2.83
55.01 - 60.00	28	5,668,907.76	1.29
60.01 - 65.00	38	8,101,332.35	1.85
65.01 - 70.00	83	19,309,623.78	4.40
70.01 - 75.00	184	39,894,331.73	9.09
75.01 - 80.00	1,380	282,421,870.76	64.33
80.01 - 85.00	11	2,083,405.00	0.47
85.01 - 90.00	165	29,537,676.65	6.73
90.01 - 95.00	196	39,574,010.56	9.01
Total	2,156	439,008,372.21	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	906	179,354,287.88	40.85
Condominium	646	129,840,400.88	29.58
PUD	511	104,255,081.42	23.75
Two-Four Family	93	25,558,602.03	5.82
Total	2,156	439,008,372.21	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,631	332,959,017.63	75.84
Rate/Term Refinance	337	65,632,628.66	14.95
Cash Out Refinance	188	40,416,725.92	9.21
Total	2,156	439,008,372.21	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,616	337,847,087.06	76.96
Second Home	330	62,300,985.73	14.19
Investor	210	38,860,299.42	8.85
Total	2,156	439,008,372.21	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	700	172,436,421.48	39.28
Colorado	118	22,323,862.72	5.09
Florida	316	53,867,315.24	12.27
Georgia	141	24,343,615.61	5.55
Hawaii	31	8,965,636.26	2.04
Massachusetts	41	9,804,230.82	2.23
Nevada	128	22,895,704.90	5.22
Virginia	86	19,084,711.82	4.35
Washington	58	11,981,691.50	2.73
All Others (33) + DC	537	93,305,181.86	21.25
Total	2,156	439,008,372.21	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Preferred	643	131,091,422.34	29.86
Reduced Documentation	593	128,021,051.87	29.16
Alternative Documentation	461	90,004,961.24	20.50
Full Documentation	378	73,347,524.69	16.71
No Income / No Asset	81	16,543,412.07	3.77
Total	2,156	439,008,372.21	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
563 - 580	1	304,615.00	0.07
581 - 600	1	148,500.00	0.03
601 - 620	7	1,215,458.00	0.28
621 - 640	106	20,775,918.07	4.73
641 - 660	171	38,371,751.62	8.74
661 - 680	214	45,555,862.45	10.38
681 - 700	352	71,525,954.64	16.29
701 - 720	382	79,212,223.15	18.04
721 - 740	308	61,923,546.76	14.11
741 - 760	269	53,871,645.98	12.27
761 - 780	197	38,710,024.16	8.82
781 - 800	110	20,197,422.38	4.60
> 800	38	7,195,450.00	1.64
Total	2,156	439,008,372.21	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.250	2,015	410,267,157.89	93.45
2.501 - 2.750	72	15,254,702.18	3.47
2.751 - 3.000	19	3,751,668.61	0.85
3.001 - 3.250	37	7,496,270.53	1.71
3.251 - 3.500	9	1,651,168.00	0.38
3.501 - 3.750	3	397,405.00	0.09
3.751 - 3.875	1	190,000.00	0.04
Total	2,156	439,008,372.21	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.000 - 9.000	4	591,400.00	0.13
9.001 - 9.500	32	6,845,778.50	1.56
9.501 - 10.000	282	58,754,127.82	13.38
10.001 - 10.500	762	153,806,279.50	35.03
10.501 - 11.000	648	133,658,920.93	30.45
11.001 - 11.500	238	48,026,745.67	10.94
11.501 - 12.000	120	23,841,669.75	5.43
12.001 - 12.500	60	11,450,100.15	2.61
12.501 - 13.000	9	1,816,799.89	0.41
13.001 - 13.250	1	216,550.00	0.05
Total	2,156	439,008,372.21	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	619	126,219,369.35	28.75
5.000	1,537	312,789,002.86	71.25
Total	2,156	439,008,372.21	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	2,156	439,008,372.21	100.00
Total	2,156	439,008,372.21	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11/01/06	3	820,050.00	0.19
12/01/06	25	5,740,564.81	1.31
01/01/07	260	52,770,315.54	12.02
02/01/07	301	60,650,665.00	13.82
03/01/07	26	5,314,519.00	1.21
07/01/08	1	237,489.26	0.05
11/01/08	3	717,920.00	0.16
12/01/08	54	11,876,742.32	2.71
01/01/09	439	89,043,098.02	20.28
02/01/09	620	125,186,176.30	28.52
03/01/09	80	16,692,532.00	3.80
11/01/10	1	223,250.00	0.05
12/01/10	15	3,371,812.00	0.77
01/01/11	100	20,363,730.16	4.64
02/01/11	147	29,642,380.60	6.75
03/01/11	18	3,615,778.00	0.82
11/01/13	1	303,750.00	0.07
12/01/13	5	1,067,421.26	0.24
01/01/14	16	3,408,276.94	0.78
02/01/14	38	7,393,909.00	1.68
03/01/14	3	567,992.00	0.13
Total	2,156	439,008,372.21	100.00